RECEIVED
2006 AUG 22 P 4:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

August 21, 2006


06016247

SUPPL

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Articles of Incorporation (Summary Translation submitted to Tokyo Stock Exchange on July 31, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.



Kenichi Sugimoto
Enclosure



(Summary Translation)
File Number: 82-2544

RECEIVED
2006 AUG 22 P 4: 52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Articles of Incorporation

Chapter 1 General Rules

1. Name of the company
2. Purpose
3. Location of head office
4. Method of public notices

Chapter 2 Shares

5. Total number of shares authorized to be issued
6. Purchase of treasury stocks
7. Number of shares per unit and non issuance of share certificates for shares less than one unit
8. Shareholder's request for the sale of shares up to one unit
9. Denominations of share certificates
10. Share transfer agent
11. Share handling regulations
12. Record date

Chapter 3 General Meeting of Shareholders

13. Convocation
14. Convenor of General Meeting of Shareholders
15. Chairman of General Meeting of Shareholders
16. Method of resolutions
17. Exercise of voting rights by proxy
18. Minutes of General Meeting of Shareholders

Chapter 4 Directors and Board of Directors

19. Number of Directors
20. Election of Directors
21. Term of office of Directors
22. Representative Directors etc.
23. Convocation of Board of Directors
24. Method of resolutions of Board of Directors
25. Remuneration of Directors
26. Executive Adviser and Corporate Adviser

Chapter 5 Auditors and Board of Auditors
27. Number of Auditors
28. Election of Auditors
29. Term of office of Auditors
30. Convocation of Board of Auditors
31. Methods of resolutions of Board of Auditors
32. Remuneration of Auditors

Chapter 6 Accounts
33. Fiscal year
34. Dividends
35. Interim dividends
36. Expiration for payment of dividends

(amended on June 29, 2006)